Exhibit 99.3

TO: ALL RF PARTNERS

FROM: RANDY

SENDING OUT: 6:25AM PT

ENGLISH ONLY

Subject: Rocket Fuel to be acquired by Sizmek

Dear Partner,

We’re excited to announce that today Rocket Fuel entered into a definitive agreement to be acquired by Sizmek. The acquisition brings together two of the world’s most respected names in advertising technology to create the leading independent predictive marketing platform built for agencies and brands. It will fuse together AI-powered predictive analytics, dynamic creative delivery, and media optimization to drive true campaign performance for our valued partners and clients.

As a valued partner, I wanted to share with you more information about the proposed acquisition and to convey our enthusiasm about what this integration means for you, us, and the ad-tech industry.

Sizmek is the world’s largest people-based creative optimization platform and omni-channel ad server—serving over 2.3 trillion impressions each year. They are in many ways similar and highly complimentary to us. We are about the same size, share many of the same customers among 3,700 agencies and 20,000 advertisers and have a similar global footprint. Like Rocket Fuel, Sizmek has an impressive heritage in the ad-tech industry going back more than a decade. And they have amazing technology and possess a bold vision for the future that I believe is very much aligned with our own.

By combining the two companies, you all will gain access to a leading DSP and DMP, and a robust dynamic creative optimization platform and the world’s largest independent 3rd party ad server all under one roof. Together, our self-service predictive marketing platform will help you to truly optimize your campaigns across your entire media plan. This new combination of technology and services is the next logical step in the marketing revolution. Our clients will be able to understand their customers at an atomic level, integrate a robust set of contextual signals into their decision engines, and deliver the most appropriate creative experience in real-time.

Another important component of this offer is that Sizmek is backed by Vector Capital, a well-respected, technology-centric private equity fund with over $3.4B under management. Through their support, we will have additional resources to continue investing in AI-powered predictive marketing capabilities that will deliver on our commitments to you and re-define what is possible for digital marketing.

We expect the deal to close in the third quarter of 2017. Until then, it is business as usual for Rocket Fuel. We remain fully dedicated to producing the extraordinary results that you have come to expect as a Rocket Fuel Partner.

For more information please visit rocketfuel.com or reach out to your local Rocket Fuel representative.

Best,

Randy Wootton
Chief Executive Officer
Rocket Fuel

Cautions Regarding Forward-Looking Statements

This press release contains forward-looking statements regarding future events, including but not limited to the acquisition of Rocket Fuel Inc. (“Rocket Fuel”) by Sizmek Inc. (“Sizmek”) and the capabilities of the combined company following the acquisition. Words such as “expect,” “believe,” “intend,” “plan,” “goal,” “focus,” “anticipate,” and other similar words are also intended to identify forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from the results anticipated by such statements, including, without limitation, due to: uncertainties as to the timing of the tender offer and the acquisition; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; the effects of disruption from the tender offer or acquisition on Rocket Fuel’s business; the fact that the announcement and pendency of the tender offer and acquisition may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the effects of disruption caused by the tender offer or acquisition making it more difficult to maintain relationships with employees, customers, vendors and other business partners; and the risk that stockholder litigation in connection with the tender offer or the acquisition may result in significant costs of defense, indemnification and liability.

Additional factors that could cause actual results to differ materially from those anticipated are under the caption “Risk Factors” in Rocket Fuel’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2017 and in subsequent SEC filings. These forward-looking statements are made as of the date of this press release, and Rocket Fuel expressly disclaims any obligation or undertaking to update the forward-looking statements contained herein or therein to reflect events that occur or circumstances that exist after the date on which the statements were made.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Rocket Fuel Inc. (“Rocket Fuel”), Sizmek Inc. (“Sizmek”), through an affiliate, will commence a tender offer for all of the outstanding shares of Rocket Fuel. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Rocket Fuel. It is also not a substitute for the tender offer materials that Sizmek will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Sizmek will file tender offer materials on Schedule TO with the SEC, and Rocket Fuel will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY ROCKET FUEL’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Rocket Fuel’s stockholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Rocket Fuel’s stockholders by contacting Rocket Fuel at ir@rocketfuel.com or by phone at (650) 481-6082, or by visiting Rocket Fuel’s website (www.rocketfuel.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Rocket Fuel with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. ROCKET FUEL’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY SIZMEK OR ROCKET FUEL WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, SIZMEK AND ROCKET FUEL.